08032130

SEC Mail Processing Section
AUG 18 2008
Washington, DC
103

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32864

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/07 (MM/DD/YY) AND ENDING 05/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Semaphore Corporate Finance Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

841 Rock Rimmon Road
(No. and Street)

Stamford	CT	06903
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond Martin 203-975-9760
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERE LLP
(Name – *if individual, state last, first, middle name*)

440 Park Avenue South	New York	NY	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 22 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raymond Martin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Semaphore Corporate Finance, Inc., as of May 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA A. LATTANZIO
NOTARY PUBLIC
My Commission Expires 02-28-2010
CONNECTICUT

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Semaphore Corporate Finance, Inc.

Report on Financial Statements and Supplementary Information

May 31, 2008

E:E
accountants & advisors

ERE LLP
440 Park Avenue South
New York, NY 10016-8012
Tel: 212.576.1400
Fax: 212.576.1414
www.ere-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Managers
Semaphore Corporate Finance, Inc.

We have audited the accompanying statement of financial condition of Semaphore Corporate Finance, Inc. as of May 31, 2008, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Semaphore Corporate Finance, Inc. as of May 31, 2008, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic combined financial statements taken as a whole.

ERE LLP

New York, NY
July 21, 2008

SEMAPHORE CORPORATE FINANCE, INC.

STATEMENT OF FINANCIAL CONDITION

May 31,		2008
Assets:		
Cash	$	14,887
Other receivables		30,797
Total Assets	**$**	**45,684**
Liabilities and Stockholders' Equity		
Liabilities:		
Accrued expenses	$	6,329
Total Liabilities	$	6,329
Stockholders' Equity:		
Common stock, no par value; 5,000 shares authorized; 120 shares outstanding issued and outstanding		10,000
Additional paid-in capital		45,890
Accumulated deficit		(16,535)
Total Stockholders' Equity		39,355
Total Liabilities and Stockholders' Equity	**$**	**45,684**

The accompanying notes are an integral part of the financial statements.

SEMAPHORE CORPORATE FINANCE, INC.

STATEMENT OF INCOME

Year ended May 31,		**2008**
Revenues:		
Other income	$	34,880
Total revenues		
Expenses		
Consulting fees		30,000
Professional fees		13,416
Business licenses and fees		278
Insurance		504
Office and other expenses		30
Total expenses		44,228
Net Loss	**$**	**(9,348)**

The accompanying notes are an integral part of the financial statements.

SEMAPHORE CORPORATE FINANCE, INC

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended May 31, 2008

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance, June 1	120	10,000	45,890	(7,187)	48,703
Net income		-	-	(9,348)	(9,348)
Balance, May 31	120	$ 10,000	$ 45,890	$ (16,535)	$ 39,355

The accompanying notes are an integral part of the financial statements.

SEMAPHORE CORPORATE FINANCE, INC.

STATEMENT OF CASH FLOWS

Year ended May 31,		2008
Operating activities		
Net loss	$	(9,348)
Adjustments to reconcile net loss to net cash provided by operating activities		
Changes in operating assets and liabilities		
Decrease in accrued expenses		(207)
Net cash provided by operating activities	$	(9,555)
Net increase in cash and cash equivalents		
Cash and cash equivalents - beginning of year		24,442
Cash and cash equivalents - end of year	**$**	**14,887**

Supplemental Disclosures of Cash Flows Information:

Cash paid during the year for:		
Income taxes	$	-

The accompanying notes are an integral part of the financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization
Semaphore Corporate Finance, Inc. (the "Company"), a Connecticut corporation is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD").

From time to time, the Company provides consulting services and assists in the consummation of transactions for which a broker dealer license is required. The Company operates under the exemptive provisions of SEC rule 15c3-3(k)(2)(i). The Company does not carry customer accounts, take custody of securities or extend margin credit to any customers

Cash and cash equivalents
Cash and cash equivalents include all cash balances and highly-liquid investments with an original maturity of three months or less.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income taxes
The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporarily differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision or credit is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

2. INCOME TAXES

There was no provision for income taxes in 2008 as the company has a remaining net operating loss carry forward of $16,125. The deferred tax asset related to the net operating loss carry forward is not material.

3. NET CAPITAL REQUIREMENT:

The Company is subject to SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2007, the Company had net capital of $8,558, which was $3,558 in excess of its required net capital of $5,000. The Company's net capital ratio was .74 to 1.

4. RELATED PARTY TRANSACTIONS:

The Company's consulting fees totaled $30,000 for the year ended May 31, 2008 and were comprised of fees charged by its stockholders.

The other receivable on the Statement of Financial Condition is due from the company's stockholders. No interest is being charged on this receivable.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934

E:E
accountants & advisors

ERE LLP
440 Park Avenue South
New York, NY 10016-8012
Tel: 212.576.1400
Fax: 212.576.1414
www.ere-cpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Shareholders
Semaphore Corporate Finance, Inc.

In planning and performing our audit of the financial statements of Semaphore Corporate Finance, Inc., (the " Company) as of and for the year ended May 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control),) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17-a3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and the other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ERE LLP

New York, NY
July 21, 2008

SEMAPHORE CORPORATE FINANCE, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF SECURITIES AND EXCHANGE COMMISSION

Year ended May 31, 2008		
Net capital:		
Total stockholders' equity	$	39,355
Deduct non-allowable asset		30,797
Net capital		8,558
Aggregate indebtedness - total liabilities		6,329
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtness or $5000 dollar net capital requirement)		5,000
Excess of net capital over minimum net capital		3,558
Excess of net capital at 1,000%		7,925
Ratio of aggregate indebtedness to net capital		0.74

No material discrepancies exist between the above computation and the computation included in the Company's corresponding unaudited Focus Report, Form X-17A-5 Part IIA filing

END

The accompanying notes are an integral part of the financial statements.